UNITI[ED STATES]
SECURITIES AND E[XCHANGE COMMISSION]
Washington, D.C. 20549

11019758

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2011
WASH, D.C.
193

*AP 3/12

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-27844

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CADARET, GRANT + Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Lincoln Center, 5th Floor
(No. and Street)

Syracuse	New York	13202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Arthur F. Grant (315) 471-2191
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ParenteBeard LLC
(Name – *if individual, state last, first, middle name*)

115 Solar Street, Suite 100	Syracuse	New York	13204
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

B 3/19

OATH OR AFFIRMATION

I, Arthur F. Grant, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cadaret, Grant & Co., Inc, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

____

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- (o) Independent Auditors report on Internal Control Structure

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ParenteBeard

Independent Auditor's Report

To the Board of Directors
Cadaret, Grant & Co., Inc.

We have audited the accompanying statement of financial condition of Cadaret, Grant & Co., Inc. as of December 31, 2010 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Cadaret, Grant & Co., Inc. as of December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

ParenteBeard LLC

Syracuse, New York
February 25, 2011

Statement of Financial Condition
December 31, 2010

Assets

Cash and cash equivalents	$ 6,770,291
Cash and securities segregated under federal and other regulations	2,727,797
Deposit with clearing broker	100,000
Commissions and other receivables from broker-dealers and mutual funds	7,429,000
Other receivables	502,676
Investment securities	780,275
Fixed assets, net	1,130,722
Other assets	719,574
Total Assets	$20,160,335

Liabilities and Stockholders' Equity

Liabilities	
Payable to mutual funds and customers	$ 656,702
Commissions payable	6,969,055
Accounts payable and accrued expenses	1,733,345
Total Liabilities	9,359,102
Stockholders' Equity	
Common stock, $0.01 par value, 400,000 shares authorized; 104,688 shares issued and outstanding	1,047
Paid-in capital	135,239
Retained earnings	10,664,947
Total Stockholders' Equity	10,801,233
Total Liabilities and Stockholders' Equity	$20,160,335

See notes to statement of financial condition.

Note 1 - Organization and Nature of Operations

Cadaret, Grant & Co., Inc. (the Company) is a registered broker/dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company is a wholly-owned subsidiary of a financial services holding company. The Company's principal offices are located in Syracuse, New York and Mount Arlington, New Jersey. The Company has registered representatives located throughout the United States. Major sources of revenues are commissions from sales of mutual funds and insurance products and investment advisory fees. Other sources of revenues are commissions from sales of corporate stocks, municipal bonds and other securities.

Note 2 - Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Cash Equivalents

Cash equivalents consist of highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Securities Transactions

Proprietary securities transactions are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission revenues and expenses reported on a trade date basis.

Commissions and Other Receivables

Commissions and other receivables are stated at outstanding balances. The Company considers accounts receivable to be fully collectible. If collection becomes doubtful, an allowance for doubtful accounts will be established, or the accounts will be charged to income when that determination is made by management. Unpaid balances remaining after the stated payment terms are considered past due. Recoveries of previously charged off accounts are recorded when received.

Investment Advisory Fees

Investment advisory fees are computed and recorded quarterly using the fair value of investments in customer's accounts at the end of each calendar quarter multiplied by each account's contractual rate.

Note 2 - Significant Accounting Policies (Continued)

Fixed Assets

Fixed assets are stated at cost and are depreciated based on their estimated useful lives using accelerated methods. Useful lives range from 3 to 7 years.

Income Taxes

Effective January 1, 2010, the Company, with the consent of its stockholders, elected to report under the provisions of Subchapter S of the Internal Revenue Code and all applicable state tax codes. By electing Subchapter S status, income attributable to the corporation will pass through to the individual stockholders who will be responsible for any income taxes. As a result of this conversion, the Company is required to write-off any deferred tax assets and liabilities. The amount of net deferred tax liabilities credited to income tax benefit for the year ended December 31, 2010 was $155,000.

The Company, on converting to an S corporation is potentially subjected to a built-in gains tax, net of any cumulative losses, should any sale of certain assets occur during a time period as defined by Internal Revenue Service regulations. No assets were sold during the year ended December 31, 2010, nor does the Company currently anticipate any assets to be sold, which would create any built-in gains tax, therefore, no provision or liability for built-in gains tax has been recorded in the 2010 statement of financial condition.

Also, no provision has been made for any amounts which may be advanced or paid as dividends to the stockholders, to assist them in paying their personal income taxes on the income of the Company for the year ended December 31, 2010.

The Company had no significant uncertain tax positions for the tax years ending through December 31, 2010. The Company's federal and state income tax returns are no longer subject to examination by federal or state taxing authorities for years before 2007.

Note 3 - Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealer and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash accounts in financial institutions which periodically exceed federally insured limits. At December 31, 2010, the amount of cash accounts exceeding federally insured limits was approximately $7,200,000.

Note 4 - Cash and Securities Segregated Under Federal and Other Regulations

At December 31, 2010, cash of $2,727,797 has been segregated in special reserve bank accounts for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

Note 5 - Deposit with Clearing Broker

The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The deposit is required by the Company's clearing broker to secure amounts receivable from the Company and bears interest at current market rates.

Note 6 - Investment Securities

Investment securities consist of equity positions in corporate stocks recorded at fair value through earnings.

Note 7 - Fixed Assets

Fixed assets at December 31, 2010 consist of the following:

Leasehold improvements	$ 325,904
Furniture and fixtures	118,084
Equipment	3,695,426
Automobiles	150,932
	4,290,346
Accumulated depreciation	(3,159,624)
	$ 1,130,722

Note 8 - Net Capital Requirements

Pursuant to the Uniform Net Capital Rule (rule 15c3-1) of the Securities and Exchange Commission, the Company is required to maintain minimum net capital, as defined. Further, the rule requires that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 15 to 1.

At December 31, 2010, the Company had net capital of $7,797,412, which was $7,217,251 in excess of its required net capital of $580,161. The Company's net capital ratio was 1.11 to 1.

Note 9 - Profit Sharing Plan

The Company has a qualified profit sharing retirement plan with a 401(k) deferred compensation provision covering all eligible employees. The Company may make matching and/or discretionary contributions to the plan which are determined annually by management.

Note 10 - Commitments

The Company has entered into operating leases for its office facilities. At December 31, 2010, future minimum rental commitments under operating leases are as follows:

2011	$ 637,161
2012	645,780
2013	640,725
2014	659,044
2015	610,871
Thereafter	1,258,845
	$4,452,426

Note 11 – Fair Value Measurements

A fair value hierarchy that prioritizes the inputs to valuation methods is used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of fair value hierarchy are as follows:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2: Quoted prices in markets that are not active, or inputs that are observable either directly or indirectly, for substantially the full term of the asset or liability.

Level 3: Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported with little or no market activity).

An asset or liability's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

Note 11 – Fair Value Measurements (Continued)

For assets measured at fair value on a recurring basis, the fair value measurements by level within the fair value hierarchy used at December 31, 2010 is as follows:

Description	December 31, 2010	(Level 1) Quoted Prices in Active Markets for Identical Assets	(Level 2) Significant Other Observable Inputs	(Level 3) Significant Unobservable Inputs
Investment securities	$ 780,275	$ 780,275	$ -	$ -

Cadaret, Grant & Co., Inc.

Financial Report

December 31, 2010

Table of Contents
December 31, 2010

	Page
Facing Page to Form X-17a5	1
Affirmation of President	2
Independent Auditor's Report	3
Financial Statement	
Statement of Financial Condition	4
Notes to Statement of Financial Condition	5

Cadaret, Grant & Co., Inc.

Transitional Assessment Reconciliation
(Form SIPC-7T)

Year Ended December 31, 2010

Cadaret, Grant & Co., Inc.

Table of Contents
December 31, 2010

	Page
Independent Accountants' Report on Applying Agreed-Upon Procedures	1
Transitional Assessment Reconciliation (Form SIPC-7T)	3

ParenteBeard

Independent Accountants' Report
On Applying Agreed-Upon Procedures

To the Board of Directors
Cadaret, Grant & Co., Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 , we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2010, which were agreed to by Cadaret, Grant & Co., Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Cadaret, Grant & Co., Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). Cadaret, Grant & Co., Inc.'s management is responsible for compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

ParenteBeard LLC

Syracuse, New York
February 25, 2011

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

WORKING COPY

For the fiscal year ended December 31, 20 10
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Cadaret, Grant & Co., Inc.
One Lincoln Center
110 W. Fayette St 5th Floor
Syracuse, NY 13202-1324

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Donald Taylor (315)471-2191

2. A. General Assessment (item 2e from page 2) $ 22,313

B. Less payment made with SIPC-6 filed (exclude interest) (11,226)
7/28/10
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 11,087

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 11,087

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 11,087

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Cadaret, Grant & Co., Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 31 day of January, 20 11.

Senior Vice President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning Jan 1, 2010 and ending Dec 31, 2010
Eliminate cents

Item No.		
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$ 116,845,101
2b. Additions:		
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
(2) Net loss from principal transactions in securities in trading accounts.		
(3) Net loss from principal transactions in commodities in trading accounts.		
(4) Interest and dividend expense deducted in determining item 2a.		
(5) Net loss from management of or participation in the underwriting or distribution of securities.		
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		
(7) Net loss from securities in investment accounts.		
Total additions		
2c. Deductions:		
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		105,434,235
(2) Revenues from commodity transactions.		
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		1,281,588
(4) Reimbursements for postage in connection with proxy solicitation.		
(5) Net gain from securities in investment accounts.		110,094
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		11,507
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):		759,096
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ 517	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$ 323,363	
Enter the greater of line (i) or (ii)		323,363
Total deductions		107,919,883
2d. SIPC Net Operating Revenues		$ 8,925,218
2e. General Assessment @ .0025		$ 22,313

(to page 1, line 2.A.)